FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 27, 2020

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

CELLCOM ISRAEL ANNOUNCES CHANGES TO COMPENSATION
POLICY AND INDEMNIFICATION AND EXEMPTION LETTERS
INCLUDED ON AGENDA OF JULY 27, 2020 ANNUAL SHAREHOLDER
MEETING AND POSTPONMENT OF ANNUAL SHAREHOLDER
MEETING TO AUGUST 12, 2020

Netanya, Israel – July 26, 2020 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today that following the Company's notice of 2020 annual general meeting of shareholders scheduled to take place on July  27, 2020, in which the Company's shareholders will be asked to approve, inter alia, the Company's compensation policy (the compensation policy was attached as Appendix A to the proxy statement of such meeting) and granting an indemnification and exemption letter to office holders who are, or are related to, our controlling shareholders, or in respect of whom our controlling shareholders have a personal interest in receiving indemnification and exemption letters from the Company (the letter of exemption and indemnification was attached as Appendix B to the proxy statement of such meeting), the Company shall amend its compensation policy and its letter of exemption and indemnification to be issued to its office holders, as from the approval of those resolutions by the General Meeting, to include the following amendments:

(1)
The exemption granted in section 1 of the Indemnification Letter shall not apply to a decision or a transaction in which the controlling shareholder or any officer of the company has a personal interest, as such terms are defined in the Israeli Companies Law, as follows:

"1. The Company hereby exempts you in advance of any liability for any damage caused to it due to a breach of your duty of care towards it in your actions by virtue of your position as an office holder, and subject to those limitations determined by any law. It is hereby clarified that the Company does not exempt you in advance from your liability towards it due to a breach of duty of care in an allocation, inasmuch as such applies to you, if at all. This exemption shall not apply to a decision or a transaction in which the controlling shareholder or any officer of the company has a personal interest, as such terms are defined in the Companies Law."

(2)
The Maximum Indemnification Amount (as defined in the Indemnification Letter) which the Company shall pay office holders in accordance with section 4.1 of all letters of exemption and indemnification that will be issued by the Company following the date of the approval of this resolution by the General Meeting of the Company, shall be updated to not exceed an amount equivalent to 25% of the shareholders' equity of the Company as per its most recent consolidated financial statements prior to the date of the indemnification payment, as follows:

"5.1 The amounts which the Company will pay in accordance with Paragraph 4.1 above to all office holders in the aggregate, in accordance with all letters of exemption and indemnification that were issued and / or will be issued in accordance with the indemnification decisions (henceforth – the "letter of indemnification"), will not exceed an amount equivalent to 25% of the shareholders' equity of the Company as per its most recent consolidated financial statements prior to the date of the indemnification payment(henceforth – "the maximum indemnification amount"). However, nothing in the above shall derogate from any rights of any office holder in accordance with previous agreements or indemnification letters between such office holder and the Company."

(3)
The compensation policy shall be amended to include amendments (1) and (2) above respectively and (3) the grant of restricted share units  to the Company's office holders shall be conditioned by the Company setting performance objectives for such grant, as follows:

"In order to align executive officer and investor interests for creation of long term value, equity-based awards will include the following terms:

…

•	the grant of restricted share units to the Company's office holders shall be conditioned by the Company setting performance objectives for such grant."

There are no changes to the other items of the proxy statement.

The annual shareholders meeting is hereby postponed to August 12, 2020, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel.

For additional details, see the Company's most recent annual report for the year ended December 31, 2019 on Form 20-F dated March 23, 2020 under "-Item 6. Directors, senior management and employees – B. Compensation – Compensation policy" and the Company's current report on Form 6-K dated June 16, 2020 under "Item 4 – Re-approval of the Company's Compensation Policy" and "Item 5 – Re-approval of granting an indemnification and exemption letter to office holders who are, or are related to, our controlling shareholders, or in respect of whom our controlling shareholders have a personal interest in receiving indemnification and exemption letters from us".

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.747 million cellular subscribers (as at March 31, 2020) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Areli Beker Substitute Chief Financial Officer investors@cellcom.co.il Tel: +972-52-998-9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations cellcom@gkir.com Tel: +1 617 418 3096

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date: For July 27, 2020	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary